Exhibit 99.2

COBAR MANAGEMENT PTY LIMITED

UNAUDITED INTERIM CONDENSED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Three months ended March 31
US$ thousand	Notes	2023	2022
Revenue from related party	5	$65,227	$76,516
Cost of goods sold		(51,749)	(44,558)
Gross profit		13,478	31,958

Distribution and selling expenses		(3,275)	(4,778)
Administrative expenses		(299)	(246)
Operating profit		9,904	26,934

Net foreign exchange losses		(672)	(253)
Finance income	8	4	-
Finance costs	8	(153)	(169)
Profit before income taxes		9,083	26,512
Income tax expense	9	(3,981)	(12,973)
Profit for the period		$5,102	$13,539

Other comprehensive income		-	-
Total comprehensive income		$5,102	$13,539

Earnings per share

Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share	24	1	1
Basic	24	$5,102	$13,539
Diluted	24	$5,102	$13,539

The accompanying notes are an integral part of the unaudited interim condensed financial statements.

COBAR MANAGEMENT PTY LIMITED

INTERIM CONDENSED STATEMENT OF FINANCIAL POSITION

US$ thousand	Notes	March 31, 2023	December 31, 2022
		(Unaudited)
Assets
Current assets
Cash and cash equivalents		$406	$1,316
Trade receivables from related parties	10	-	9,052
Other receivables	10	1,648	3,180
Inventories	11	21,415	23,039
Prepaid expenses		1,962	3,422
		$25,431	$40,009

Non-current assets
Property, plant and equipment	12	$423,910	$422,226
Intangible assets	13	721	747
Inventories	11	334	354
Prepaid expenses		56	57
		$425,021	$423,384
Total assets		$450,452	$463,393

Liabilities
Current liabilities
Trade payables	14	$10,734	$21,139
Trade payables to related parties	14	1,720	799
Other payables	14	6,483	6,560
Lease liabilities	15	568	848
Provisions	16	11,870	13,790
		$31,375	$43,136

Non-current liabilities
Lease liabilities	15	$67	$128
Provisions	16	44,600	44,408
Deferred tax liabilities		10,108	8,750
		54,775	53,286
Total liabilities		$86,150	$96,422
Net assets		$364,302	$366,971

Equity
Share capital	22	-	-
Retained earnings		209,606	204,504
Parent net investment	21	154,696	162,467
Total equity		$364,302	$366,971

The accompanying notes are an integral part of the unaudited interim condensed financial statements.

COBAR MANAGEMENT PTY LIMITED

UNAUDITED INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

		Share capital
US$ thousand	Notes	Number of shares	Amount	Retained earnings	Parent net investment	Total equity
At January 1, 2022		1	-	$209,863	$135,797	$345,660
Profit for the period		-	-	13,539	-	13,539
Net changes in parent company net investment	21	-	-	-	(6,030)	(6,030)
At March 31, 2022		1	-	$223,402	$129,767	$353,169

At January 1, 2023		1	-	204,504	162,467	366,971
Profit for the period		-	-	5,102	-	5,102
Net changes in parent company net investment	21	-	-	-	(7,771)	(7,771)
At March 31, 2023		1	-	$209,606	$154,696	$364,302

The accompanying notes are an integral part of the unaudited interim condensed financial statements.

COBAR MANAGEMENT PTY LIMITED

UNAUDITED INTERIM CONDENSED STATEMENT OF CASH FLOWS

		Three months ended March 31
US$ thousand	Notes	2023	2022
Operating activities
Profit before income taxes		$9,083	$26,512
Adjustments for:
Depreciation and amortization	6	11,721	11,950
Net foreign exchange losses		672	253
Finance income	8	(4)	-
Finance costs	8	153	169
Movements in provisions		(1,767)	(1,477)
Other non-cash		(547)	(217)
		19,311	37,190
Decrease/(increase) in trade receivables from related parties		9,052	(1,442)
Decrease in other receivables		1,532	2,014
Decrease in prepaid expenses		1,404	5,550
Decrease/(increase) in inventories		1,644	(809)
Increase in trade payables to related parties		921	187
Decrease in trade payables		(1,676)	(41)
Decrease in other payables		(77)	(855)
Cash generated by operations		32,111	41,794
Income taxes paid by related party[1]	9	(1,370)	(10,220)
Interest received	8	4	-
Interest paid		(117)	(125)
Net cash generated by operating activities		$30,628	$31,448

Investing activities
Purchase of property, plant, and equipment and intangibles		(22,035)	(19,392)
Net cash used in investing activities		$(22,035)	$(19,392)

Financing activities
Payment of lease liabilities		(346)	(316)
Transfers to Parent		(9,027)	(11,049)
Net cash used in financing activities		$(9,373)	$(11,365)

(Decrease)/increase in cash and cash equivalents		(780)	691
Cash and cash equivalents at the beginning of the period		1,316	79
Net foreign exchange difference		(130)	54
Cash and cash equivalents at the end of the period		$406	$824

1 The Company is part of a tax consolidated group under Australian taxation law, of which Glencore Investment Pty Limited (“Glencore Investment”), a related party of the Company, is the head entity. Tax payments from companies within the Glencore Investment tax consolidated group are made by Glencore Investment in accordance with the tax sharing and tax funding agreements entered into by those entities and settled through intercompany loans via parent net investment (see note 21).

The accompanying notes are an integral part of the unaudited interim condensed financial statements.

COBAR MANAGEMENT PTY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

1. Corporate information

Cobar Management Pty. Limited (“Cobar” or the “Company”) is a proprietary company incorporated in Australia. Its parent entity is Glencore Operations Australia Pty Limited (“Glencore Operations Australia”). Its ultimate parent entity is Glencore plc (the “Parent”).

The unaudited interim condensed financial statements of the Company for the period ended March 31, 2023 were authorized for issue in accordance with a resolution of the Directors on May 19, 2023.

Cobar is primarily engaged in the operation of Cornish, Scottish and Australian underground copper mine (“CSA mine”) in Australia. The CSA mine was transferred to the Company on November 29, 2021 as part of the Reorganization (as described below). Prior to November 29, 2021, the Company was the manager and operator of the CSA mine.

From January 1, 2019 to November 28, 2021 Acelight Pty Limited (“Acelight”) and Isokind Pty Limited (“Isokind”) owned the assets in the CSA mine in a 40/60 split respectively, pursuant to an unincorporated joint arrangement. Whilst Acelight, Isokind, and Cobar each have a different immediate parent, all of them are indirectly 100% owned and controlled by their ultimate parent entity, Glencore plc, for all periods presented in the financial statements.

On November 29, 2021, all assets, tenements and residual interests held by Acelight and Isokind for the operation of the CSA mine were transferred to Cobar (the “Reorganization”). The consideration was settled by related party loans. As this was a transaction between entities under common control, the book value basis of accounting, organized the book values of the Parent, was used to record the assets and liabilities contributed to Cobar. Further, the financial statements report the results of the CSA mine operations as though the transfer of net assets occurred at January 1, 2020.

On March 17, 2022, Glencore Operations Australia entered a binding agreement with Metals Acquisition Corp (“MAC”) for the sale and purchase of Cobar. MAC will assume ownership and full operational control of the Company and will enter into an offtake agreement with the Parent for 100% of the copper concentrate produced at the CSA mine in return for consideration of $1.05 billion in cash, $50 million equity stake in MAC and 1.5% copper only net smelter return life of mine royalty upon completion of the transaction. On November 22, 2022, Glencore Operations Australia entered a binding deed of amendment with MAC in respect of the March 17, 2022, agreement, for the sale and purchase of Cobar. The deed of amendment provides consent to the re-domiciliation of MAC and amends consideration to $775 million in cash (with the ability to scale up to $875 million cash depending on Private Investment in Public Entity (“PIPE”) demand), up to $100 million equity stake in MAC, $75 million deferred to be paid out of half the proceeds of any future equity raise, $75 million contingent payment payable when copper averages greater than $4.25/lb for 18 continuous months over the life of mine (“LOM”), $75 million contingent payment payable when copper averages greater than $4.50/lb for 24 continuous months over the LOM, and 1.5% copper only net smelter return life of mine royalty upon completion of the transaction. The transaction, expected to be completed in 2023, is subject to the approval of MAC’s shareholders and other customary closing conditions, including regulatory approvals. The date of completion was extended to June 1, 2023.

2. Significant accounting policies

2.1 Basis of preparation

The unaudited interim condensed financial statements are general purpose financial statements, which have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required in financial statements in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the financial statements for the year ended December 31, 2022.

The Company’s financial information is presented as financial information using the historical results of operations and the historical bases of assets and liabilities of the Parent. The share of Cobar is owned by, and all operations of Cobar are controlled, by the Parent.

The business of the Company is the operation of the CSA mine in New South Wales, Australia. Management of the Company believes assumptions underlying the unaudited interim condensed financial statements are reasonable. However, the unaudited interim condensed financial statements may not be indicative of the interim condensed financial position, results of operations, and cash flows of the Company in the future or if it had operated independently of the Parent. Actual costs that would have been incurred if the Company had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, primarily including, technical services, engineering, finance, and other general corporate and administrative costs, such as treasury, human resources, legal and others.

The interim condensed statement of profit or loss and other comprehensive income includes all revenues and costs directly attributable to the Company as well as an allocation of corporate expenses from the Parent that provide support to the Company related to general and administrative expenses. These corporate expenses have been allocated to Cobar based on direct usage or benefit, where identifiable, with the remainder allocated based on headcount or capital employed. The Parent allocates these costs to the Company using methodologies that management believes are appropriate and reasonable.

Treasury and net funding activities, and tax transactions between the Parent and the Company are accounted through Parent net investment in Cobar. These transactions between Parent and Company are deemed to have been settled immediately through Parent net investment and are shown as a net change in this account (see note 21 for additional information). As all transactions are long-term funding related, these have been accounted for as movements within the Parent net investment balance.

The Company is part of a tax consolidated group under Australian taxation law, of which Glencore Investment Pty Limited (“Glencore Investment”), a subsidiary of the Parent, is the head entity.

The unaudited interim condensed financial statements have been prepared on an accruals basis and are based on historical cost. Historical cost is generally based on the fair values of the consideration given in exchange for assets.

All amounts are presented in United States dollars (US$) and all values are rounded to the nearest thousand unless otherwise indicated.

Going concern

Although the Company is in a net current liability position of $5,417, based upon an assessment of Cobar’s forecast financial position and performance, management have determined that they have, at the time of approving the unaudited interim condensed financial statements, a reasonable expectation that the Company has access to adequate resources to continue to pay debts as and when they are due and payable for the 12 months from the date of approval of these unaudited interim condensed financial statements, whilst a 100% wholly owned subsidiary of the Parent. Therefore, management continue to adopt the going concern basis of accounting in preparing these unaudited interim condensed financial statements.

2.2 Application of new and revised accounting standards

These unaudited interim condensed financial statements are prepared using the same accounting policies as applied in the audited 2022 financial statements.

The following clarification revision to existing accounting pronouncements became effective as of January 1, 2023 and has been adopted by the Company.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current – effective for year ends beginning on or after January 1, 2023

The amendments clarify the requirements for the presentation of liabilities in the statement of financial position as current or non-current in IAS 1 Presentation of Financial Statements.

Amendments to IAS 8 – Definition of Accounting Estimates– effective for year ends beginning on or after January 1, 2023

The amendments introduce the definition of accounting estimates and include other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies.

Amendments to IAS 1 – Disclosure of Accounting Policies – effective for year ends beginning on or after January 1, 2023

The amendments require companies to disclose their material accounting policy information rather than their significant accounting policies.

Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction – effective for year ends beginning on or after January 1, 2023

The amendments introduce a further exception from the initial recognition exemption under IAS 12. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

The amendments did not have a material impact on these unaudited interim condensed financial statements.

3. Critical accounting judgments and key sources of estimation uncertainty

The critical accounting judgements and key sources of estimation uncertainty for the three months ended March 31, 2023 are the same as those disclosed in the audited December 31, 2022 financial statements, except for income taxes. Income taxes are recognized based on the best estimate of the weighted average annual effective income tax rate expected for the full financial year.

4. Segment information

The chief operating decision maker has been identified as the General Manager for the CSA mine. The General Manager makes decisions with respect to allocation of resources and assesses performance of the Company. The Company is organized and operates in one single business segment focused on the mining and production of copper and silver from the CSA mine. The performance of the Company, being CSA mine operation, is assessed and managed in totality.

All sales are made to its single client, Glencore International AG in Switzerland and all assets are held in one geographical location, being the CSA mine site in Australia. Since the Company operates in one segment, all financial information required by “Segment Reporting” such as major customers, and the countries in which the entity holds material assets and reports revenue can be found in the accompanying financial statements.

5. Revenue

	Three months ended March 31
US$ thousand	2023	2022
Sale of commodities – Copper	$62,657	$73,780
Sale of by product – Silver	2,570	2,736
Total	$65,227	$76,516

Revenue is derived principally from the sale of commodities, recognized once the control of the goods has transferred from the Company to the customer. The Company sells copper concentrate (which includes silver) produced exclusively to Glencore International AG (refer to note 21 on Related Parties).

Products of the Company may be provisionally priced at the date revenue is recognized (note 17). The impact on revenue recognized due to the changes in pricing of copper for the sales provisionally priced as at March 31, 2023 is an increase of $1,098 thousand (March 31, 2022: an increase of $2,155 thousand), accounted for under IFRS 9. Final settlements are recognized within revenue.

At March 31, 2023, the Company had 15,458 thousand pounds (March 31, 2022: 25,282 thousand pounds) of provisionally priced copper sales subject to final pricing over the next several months. The average provisional price per pound of these provisionally priced sales subject to final pricing is $2.97 (March 31, 2022, $3.33).

6. Depreciation and amortization expense

		Three months ended March 31
US$ thousand	Notes	2023	2022
Included in cost of goods sold:
Depreciation expenses	12	$(11,696)	$(11,942)
Amortization expenses		(25)	(8)
Total		$(11,721)	$(11,950)

7. Employee benefits expense

	Three months ended March 31
US$ thousand	2023	2022
Included in cost of goods sold:
Wages and salaries	$(11,716)	$(11,660)
Defined contribution plans	(1,574)	(1,513)
Other employee benefits	-	(3)
Total	$(13,290)	$(13,176)

8. Finance income and costs

		Three months ended March 31
US$ thousand	Notes	2023	2022
Finance income
Interest income from banks and other third parties		$4	$-
Total		$4	$-

Finance costs
Interest expense on debts and borrowings		(1)	-
Interest expense on loans from related parties		-	(4)
Interest expense on lease liabilities		(11)	(21)
Total interest expense		(12)	(25)
Accretion expense on rehabilitation provision	16	(141)	(144)
Total		$(153)	$(169)
Finance costs – net		$(149)	$(169)

9. Income taxes

Income taxes consist of the following:

	Three months ended March 31
US$ thousand	2023	2022
Current income tax expense	$(2,621)	$(15,237)
Total income tax expense	$(2,621)	$(15,237)

Deferred income tax (expense)/benefit	$(1,359)	$2,264
Total deferred income tax (expense)/benefit	$(1,359)	$2,264
Total income tax expense reported in the interim condensed statement of profit or loss	$(3,981)	$(12,973)

Reconciliation of income tax expense and the accounting profit multiplied by Australia’s domestic tax rate:

US$ thousand	2023	2022
Profit before income taxes	$9,083	$26,512
Income tax expense calculated at the Australian income tax rate of 30% (2022: 30%)	(2,725)	(7,954)
Tax effects of:
Movement in uncertain tax position	(1,256)	(5,019)
Income tax expense	$(3,981)	$(12,973)

Income tax judgements and uncertain tax liabilities

The Company assesses its liabilities and contingencies for all tax years open to audit based upon the latest information available. Inherent uncertainties exist in estimates of tax contingencies due to complexities of interpretation and changes in tax laws. For those matters where it is probable that an adjustment will be made, the Company records its reasonable estimate of these tax liabilities, including related penalty and interest charges. The estimate consists of a transfer pricing matter, in respect of the price charged for commodity sales to Glencore International AG (refer to note 5), that has been open for a number of years and may take several more years to resolve. In recognizing a provision for these taxation exposures, consideration was given to the range of possible outcomes to determine the Company’s best estimate of the amount to provide. As at March 31, 2023 the Company has recognized $49,011 thousand (2022: $47,755 thousand) of uncertain tax liabilities related to possible adverse outcomes of this matter, and income tax payable through a related party loan with Glencore Investment via parent net investment, the head entity of the tax consolidated group (see note 21). The increase in the liability associated with the transfer pricing matter during the three months ended March 31, 2023 of $1,256 thousand (March 31, 2022: $5,019 thousand) reflects the outcome of the latest estimate by the Company, relevant court rulings, and other factual developments.

10. Trade and other receivables

US$ thousand	Notes	March 31, 2023	December 31, 2022
Financial assets at fair value through profit or loss
Trade receivables from related parties containing provisional pricing features	21	$-	$9,052

Other receivables
Financial assets at amortized cost
Other receivables		1	1
Non-financial instruments
Indirect tax receivable		1,647	3,179
Total other receivables		$1,648	$3,180

The average credit period on sales of goods on credit is nil days (2022: 16 days). The carrying value of trade receivables approximates fair value.

The Company determines the expected credit loss on receivables based on different scenarios of probability of default and expected loss applicable to each of the material underlying balances. The Company has determined that the expected credit loss is immaterial as all related party balances are effectively supported by the Parent and no material anticipated losses will occur.

11. Inventories

US$ thousand	March 31, 2023	December 31, 2022
Current
Supplies and consumables	$14,154	$12,595
Work in progress	129	670
Finished goods	7,132	9,774
Total current	$21,415	$23,039

Non-current
Supplies and consumables	$334	$354
Total non-current	$334	$354
Total	$21,749	$23,393

The cost of inventories recognized as an expense within cost of goods sold during the three months ended March 31, 2023 was $10,041 thousand (2022: $6,569 thousand).

All inventories are valued at the lower of cost or net realizable value. At 2023 all inventory is measured at cost (2022: at cost).

Non-current inventories are not expected to be utilized or sold within 12 months, based on historical usage, and are therefore classified as non-current inventory.

12. Property, plant and equipment, net

US$ thousand	Notes	Freehold land and buildings	Plant and equipment	Right-of-use assets	Mine development	Total
Net book value
At January 1, 2023		$1,247	$201,133	$899	$218,947	$422,226
Depreciation	6	(65)	(7,218)	(352)	(4,061)	(11,696)
Additions		-	4,141	-	9,239	13,380
At March 31, 2023		$1,182	$198,056	$547	$224,125	$423,910

Plant and equipment includes expenditure for construction in progress of $87,805 thousand (2022: $86,191 thousand).

Through management’s review of internal and external factors, no indicators of impairment existed in 2023 and 2022.

13. Intangible assets, net

Licences and software

The Company has immaterial intangible assets with a net book value at March 31, 2023 of $721 thousand (2022: $747 thousand). These intangible assets include licences and ERP software with the IP rights being held by the Parent, and the Company paying for the use of its own instance of the software.

14. Trade and other payables

US$ thousand	Notes	March 31, 2023	December 31, 2022
Financial liabilities at amortized cost
Trade payables due to third parties		$10,734	$21,139
Trade payables due to related parties	21	1,720	799

Other payables
Financial liabilities at amortized cost
Mining royalty payable		1,871	1,757
Accrued expenses		4,612	4,803
Total other payables		$6,483	$6,560

Trade payables are obligations to pay for goods and services. Trade payables have an average payment period of 17 days (2022: 23 days) depending on the type of goods and services and the geographic area in which the purchase transaction occurs and the agreed terms. The carrying value of trade payables approximates fair value.

15. Leases

Lease liabilities

US$ thousand	March 31, 2023	December 31, 2022
Current
Lease liabilities	$568	$848
Total current	$568	$848

Non-current
Lease liabilities	67	128
Total non-current	67	128
Total	$635	$976

Reconciliation of cash flow to movement in lease liabilities

	Three months ended March 31
US$ thousand	2023	2022
Cash related movements in leases liabilities[1]
Payment of lease liabilities	$(346)	$(316)
	(346)	(316)
Non-cash related movements in lease liabilities
Foreign exchange movements	(7)	90
Change in lease liabilities[2]	12	496
	5	586
(Decrease)/increase in lease liabilities for the period	(341)	270
Total lease liabilities – opening	$976	$1,273
Total lease liabilities – closing	$635	$1,543

1 See unaudited interim condensed statement of cash flows.

2 2022 relates to new leases.

Right-of-use assets

The Company leases several assets including buildings and plant and equipment. As at March 31, 2023 the net book value of recognized right-of-use assets relating to buildings was $411 thousand (2022: $515 thousand) and plant and equipment $136 thousand (2022: $384 thousand). The depreciation charge for the three months ended March 31, 2023 related to those assets was $104 thousand (2022: $61 thousand) and $248 thousand (2022: $248 thousand).

Disclosure of amounts recognized as right-of-use assets in the unaudited interim condensed statement of financial position are included within note 12.

Amounts recognized in the unaudited interim condensed statement of profit or loss and other comprehensive income are detailed below:

	Three months ended March 31
US$ thousand	2023	2022
Depreciation on right-of-use assets	$(352)	$(309)
Interest expense on lease liabilities	(11)	(21)
Expense relating to variable lease payments not included in the measurement of the lease liability[1]	(169)	-
Expense relating to short-term leases	(350)	(1,536)
Expense relating to low-value leases	(1)	-
Total	$(883)	$(1,866)

1 Relates to variable lease payments on fleet hire based on available hours.

16. Provisions

US$ thousand	Employee entitlements	Rehabilitation costs	Other	Total
January 1, 2023	$14,277	$43,868	$53	$58,198
Utilised	(1,775)	-	-	(1,775)
Accretion	-	141	-	141
Effect of foreign currency exchange movements	(166)	73	(1)	(94)
Net book value March 31, 2023	$12,336	$44,082	$52	$56,470

Current	$11,548	$270	$52	$11,870
Non-current	788	43,812	-	44,600
Net book value March 31, 2023	$12,336	$44,082	$52	$56,470

17. Financial instruments

Fair value of financial instruments

The following tables present the carrying values and fair values of the Company’s financial instruments. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions. Where available market rates have been used to determine fair values. When market values are not available, fair values have been calculated by discounting expected cash flows at prevailing market interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies but are not necessarily indicative of the amounts that the Company could realize in the normal course of business.

The financial assets and liabilities are presented by class in the tables below at their carrying values, which generally approximate the fair values.

2023

US$ thousand	Notes	Amortized cost	FVTPL[1]	Total
Assets
Other receivables	10	$1	$-	$1
Total financial assets		$1	$-	$1

Liabilities
Trade payables	14	$10,734	$-	$10,734
Trade payables to related parties	14	1,720	-	1,720
Other payables	14	6,483	-	6,483
Lease liabilities	15	635	-	635
Total financial liabilities		$19,572	$-	$19,572

1  FVTPL - Fair value through profit or loss.

2022

US$ thousand	Notes	Amortized cost	FVTPL[1]	Total
Assets
Trade receivables from related parties	10	$-	$9,052	$9,052
Other receivables	10	1	-	1
Total financial assets		$1	$9,052	$9,503

Liabilities
Trade payables	14	$21,139	$-	$21,139
Trade payables to related parties	14	799	-	799
Other payables	14	6,560	-	6,560
Lease liabilities	15	976	-	976
Total financial liabilities		$29,474	$-	$29,474

1  FVTPL - Fair value through profit or loss.

18. Fair value measurements

Fair values are primarily determined using quoted market prices or standard pricing models using observable market inputs where available and are presented to reflect the expected gross future cash in/outflows.

Some of the Company’s financial assets are measured at fair value at the end of each reporting period.

2023

US$ thousand	Notes	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents		$406	$-	$-	$406
Total		$406	$-	$-	$406

2022

US$ thousand		Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents		$1,316	$-	$-	$1,316
Trade receivables	10	-	9,052	-	9,052
Total		$1,316	$9,052	$-	$10,368

During the three months ended March 31, 2023 no amounts were transferred between Level 1 and Level 2 of the fair value hierarchy and no amounts were transferred into or out of Level 3 of the fair value hierarchy for either other financial assets or other financial liabilities.

19. Commitments

Capital commitments

Capital expenditure for the acquisition of property, plant and equipment is generally funded through the cash flow generated by the business. As at March 31, 2023 $15,204 thousand (2022: $15,791 thousand), of which 99% (2022: 99%) relates to expenditure to be incurred over the next year, was contractually committed for the acquisition of plant and equipment. This capital expenditure primarily relates to the underground mining fleet.

20. Contingent liabilities

The Company is subject to various claims which arise in the ordinary course of business as detailed below. These contingent liabilities are reviewed on a regular basis and where practical an estimate is made of the potential financial impact on the Company.

Environmental contingencies

The Company’s operations are subject to various environmental laws and regulations. The Company is in material compliance with those laws and regulations. The Company accrues for environmental contingencies when such contingencies are probable and reasonably estimable. Such accruals are adjusted as new information develops or circumstances change. Recoveries of environmental remediation costs from insurance companies and other parties are recorded as assets when the recoveries are virtually certain. At this time, the Company is unaware of any material environmental incidents at the CSA mine. Any potential liability arising from the above is not expected to have a material adverse effect on its income, financial position or cash flows.

Bank payment guarantees for rehabilitation

The Company has entered into various bank and performance guarantees equivalent to the estimated total amount required to fulfil any rehabilitation costs associated with mining activities. These are in the ordinary course of business. As at March 31, 2023, the total value of the guarantees is $24,730 thousand (AU$36,891 thousand) (2022: $25,101 thousand (AU$36,891 thousand)). The obligations, to which the guarantees relate, have been provided for on the balance sheet under provisions.

21. Relationship with Parent and related entities

Allocation of general corporate expenses

Historically, the Company has been managed and operated with the assistance of personnel employed by Glencore Australia Holdings Pty Limited (“Glencore Australia Holdings”), a wholly owned subsidiary of the Parent. Accordingly, certain shared costs have been recharged to the Company and reflected as expenses in the unaudited interim condensed financial statements. Management believes the allocation methodologies are a reasonable reflection of the utilization of services provided to or the benefits received by the Company during the periods presented. The expenses reflected in the unaudited interim condensed statement of profit or loss and other comprehensive income may not be indicative of expenses that will be incurred by the Company in the future.

Glencore Australia Holdings provides certain services, which include, but are not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology, and other corporate departments.

Centralized cash management

Glencore Australia Holdings has a centralized cash management arrangement where, on a periodic basis, excess cash balances with certain affiliated entities including Cobar are swept to Glencore Australia Holdings and mixed with cash from other affiliated entities. Cobar also participates in Glencore Australia Holdings notional cash pooling arrangements with Commonwealth Bank of Australia (the “Group Limit Facility”). This permits individual bank accounts participating in the Group Limit Facility to be overdrawn as long as consolidated funds across the entire Group Limit Facility is net positive. For purpose of the financial statements, cash only included dedicated bank accounts in the legal name of Cobar.

Loans with related parties

All transactions and balances between Cobar and the Parent during the period prior to the carve-out, which were not historically settled in cash, were considered to be effectively settled in cash in the unaudited interim condensed financial statements at the time the transaction was recorded. The total net effect of the settlement of these transactions between Cobar and the Parent were reflected in the unaudited interim condensed statement of cash flows as “Net transactions with the Parent” as financing activity and in the unaudited interim condensed statement of financial position and the interim condensed statement of changes in equity as “Parent net investment”.

Cobar’s equity balance represents share capital, retained earnings and Parent net investment. Parent net investment represents the cumulative investment by the Parent in Cobar through the transaction date. Subsequent movements in the Glencore Investment tax loan and Glencore Australia Holdings working capital loan have been included within Parent net investment.

Sales to Glencore International AG

The Company sells copper concentrate (which includes silver) produced exclusively to Glencore International AG, the revenue and cost of goods sold in the interim condensed statement of profit and loss and other comprehensive income reflect the sale of this copper concentrate with Glencore International AG. These are recognized within trade receivables from related entities in the unaudited interim condensed statement of financial position.

Parent net investment

As discussed in the basis of presentation in note 2, Parent net investment is primarily impacted by contributions from Glencore Australia Holdings as a result of treasury activities and net funding provided by or distributed to Glencore Australia Holdings. The Parent net investment is not distributable. All significant intercompany transactions between the Company and the Parent have been considered to be forgiven at the time the purchase and sale of Cobar is completed and are recorded and reflected as a net decrease in Parent net investment. The components of Parent net investment include movements to net transactions with the Parent as detailed below for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
US$ thousand	2023	2022
Parent net investment
At January 1	$162,467	$135,797
Glencore Investment tax loan	1,370	10,220
Glencore Australia Holdings working capital	(10,397)	(21,269)
Uncertain tax position	1,256	5,019
Net transactions with Parent	(7,771)	(6,030)
At March 31	$154,696	$129,767

Glencore Investment tax loan

The Company is part of a tax consolidated group under Australian taxation law, of which Glencore Investment Pty Limited (“Glencore Investment”), a subsidiary of the Parent, is the head company. Tax payments from companies within tax consolidated group, including the Company, are made by Glencore Investment and settled through intercompany loans.

Glencore Australia Holdings working capital

The Company is party to an intercompany facility agreement with Glencore Australia Holdings which provides liquidity and cash management to the Company on an as needed basis. Glencore Australia Holdings has provided a letter of support to support the Company’s operations for a period of 12 months from the date of issuance of the financial statements while the Company remains a wholly owned subsidiary of the Parent.

Uncertain tax position

As noted above, the Company is part of the Glencore Investment tax consolidated group and the uncertain tax provision movements are booked through intercompany loans. The movements in the uncertain tax provision are non-cash. See note 9 for details on uncertain tax position movements.

Uncertain tax position

The loans are booked through Parent net investment as they form part of the capital structure of the Company as they represent an investment into the business by the Parent and related parties of the Company.

Related party transactions

US$ thousand	Sales of goods and services	Purchases of goods and services	Trade receivables due from related parties	Trade payables due to related parties
Glencore International AG
2023	$65,227	$-	$-	$994
2022	76,516	-	9,052	-
Glencore Australia Oil Pty Limited
2023	-	(1,299)	-	460
2022	-	(1,202)	-	545
Glencore Australia Holdings Pty Limited
2023	-	(299)	-	-
2022	-	(246)	-	-
Other related parties
2023	-	(369)	-	266
2022	-	(331)	-	254

In the normal course of business, the Company enters into various arm's length transactions with related parties including fixed and floating price commitments to sell and to purchase commodities, forward sale and purchase contracts.

Remuneration of key management personnel

Glencore Australia Holdings provides key management personnel services to the Company. The Company has not had a separate management team during the three months ended March 31, 2023 and the three months ended March 31, 2022. Key management personnel include the General Manager of the CSA mine.

The Company pays a portion of overheads and key management personnel fees to Glencore Australia Holdings (see allocation of general corporate expenses above).

22. Share capital

Issued shares	March 31, 2023	December 31, 2022
Ordinary shares fully paid - Cobar Management Pty. Limited	1	1
	1	1

Ordinary shares are fully paid and have no par value, carry one vote per share, and receive dividends at the discretion of the Company.

Ordinary shares issued and fully paid

	Number of shares	Share capital US$ thousand
Balance at January 1, 2023	1	$-
Balance at March 31, 2023	1	$-

23. Deed of cross guarantee

The Company has entered into a Deed of Cross-Guarantee (the “Deed”) with Glencore Investment on December 4, 2018. Pursuant to the Deed, in the event of any member of the Closed Group, being the holding entity Glencore Investment and its wholly-owned entities, being wound up, each party to the Deed guarantees to each creditor of the member being wound up, payment in full of that member’s debt. As at March 31, 2023 and December 31, 2022 no amounts were recognized in respect of the Deed.

24. Earnings per share

	Three months ended March 31
US$ thousand	2023	2022
Profit for the purpose of basic earnings per share being net profit attributable to owners of the Company	$5,102	$13,539
Weighted average number of ordinary shares for the purposes of basic earnings per share	1	1

Profit for the purpose of diluted earnings per share	$5,102	$13,539
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1	1

Basic earnings per share	$5,102	$13,539
Diluted earnings per share	$5,102	$13,539

25. Subsequent events

On May 5, 2023 the Company received a notification from the NSW Government Resource Regulator to increase the bank guarantees to secure funding for the fulfilment of rehabilitation obligations, from $24,730 thousand (AU$36,891 thousand) to $53,379 thousand (AU$79,981 thousand).

No other matters or circumstances have arisen since the end of the three-month period that have significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of the Company in subsequent financial years.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CMPL

The following discussion and analysis provide information that MAC’s management believes is relevant to an assessment and understanding of CMPL’s results of operations and financial condition. The discussion should be read together with the section of the Registration Statement (as defined below) entitled “Selected Historical Financial Data of CMPL,” “Selected Historical Financial Data of CMPL,” the historical audited annual financial statements as of and for the years ended December 31, 2022, 2021 and 2020 and the respective notes thereto and unaudited interim condensed financial statements as of and for the three months ended March 31, 2023, included elsewhere in this filing. The financial statements of CMPL present on a standalone basis the net assets and operations to be acquired by MAC pursuant to the Share Sale Agreement.

The discussion and analysis should also be read together with New MAC’s unaudited pro forma condensed combined financial information as of and for the three months ended March 31, 2023, and the year ended December 31, 2022. See the section of this filing entitled “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. New MAC’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this filing. See “Cautionary Statement Regarding Forward-Looking Statements.”

Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Operating Results of CMPL” to “we,” “our” and “CMPL” refer to the business and operations of Cobar Management Pty. Limited, except where the context requires otherwise.

Basis of Presentation

Cobar Management Pty Limited (“Cobar” or the “CMPL”) is a proprietary company incorporated in Australia by its parent entity, Glencore Operations Pty Limited (“GOA”). Its ultimate parent entity is Glencore plc (“Glencore” or “Parent”).

Cobar is primarily engaged in the operation of the CSA Mine, located near Cobar, New South Wales, Australia.

From the Glencore group’s acquisition of the CSA Mine in 1999 to November 28, 2021, Acelight Pty Limited (“Acelight”) and Isokind Pty Limited (“Isokind” and, together with Acelight and CMPL, the “CMPL Group”) owned the CSA Mine in a 40/60 split, respectively, through an unincorporated joint venture.

On November 29, 2021, each of Isokind and Acelight entered into an asset sale and purchase agreement with CMPL under which all assets, tenements and residual interests held by Acelight and Isokind for the operation of the CSA Mine were transferred to CMPL. The consideration was settled by related party loans. As this was a transaction between entities under common control, the book value basis of accounting, utilizing the book values of Glencore, was used to record the assets and liabilities contributed to Cobar.

Further, the financial statements report the results of the CSA Mine operations as though the transfer of net assets occurred at the beginning of the period and the comparative financial information has been adjusted accordingly as well.

While Acelight, Isokind, and Cobar each has a different immediate parent, all of them are 100% owned by their ultimate parent entity, Glencore, for all periods presented in the financial statements.

This discussion and analysis have been prepared as if CMPL had owned the CSA Mine for the entire reported period. For more information, see Note 1 to CMPL’s unaudited interim condensed financial statements included elsewhere in this filing.

The unaudited interim condensed financial statements are general purpose financial statements, which have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required in financial statements in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the financial statements for the year ended December 31, 2022.

In the normal course given (i) the size of CMPL within the Glencore group and (ii) that CMPL is part of GOA’s consolidated audit process, CMPL was not required to produce standalone audited financial statements on a yearly basis and was not subject to SEC reporting, PCAOB auditing standards or the Sarbanes Oxley Act. Standalone audited financial statements for the years ended December 31, 2022, 2021 and 2020 were produced for the first time solely in connection with the Business Combination and the associated requirements of New MAC to file the Registration Statement on Form F-4 (File No. 333-269007) with the SEC, as amended or supplemented through the date hereof (the "Registration Statement").

In the course of auditing its financial statements for the years ended December 31, 2022, 2021 and 2020, which was undertaken by CMPL solely in connection with the requirements of the Business Combination and filing of the Registration Statement, CMPL and its independent registered public accounting firm identified material weaknesses as of December 31, 2021 and December 31, 2022, in CMPL’s internal control environment driven by (i) a lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of SEC rules and regulations and (ii) lack of formal documentation in place to assess its financial reporting risks and controls as required under Section 404(a) of the Sarbanes Oxley Act. These material weaknesses are reflective of the fact that, prior to the Business Combination and the filing of the Registration Statement, CMPL was not required to produce standalone financial statements under PCAOB auditing standards or otherwise comply with SEC reporting requirements or the provisions of the Sarbanes Oxley Act.

In addition, in the course of auditing its financial statements for the year ended December 31, 2020, solely in connection with the requirements of the Business Combination and filing of the Registration Statement, CMPL’s independent registered public accounting firm identified a material weakness in CMPL’s internal control environment driven by deficiencies in the adequacy of supporting documentation to support the implementation of controls around property, plant and equipment. This material weakness was remediated as of April 2021 through the implementation of SAP by CMPL.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Prior to the Business Combination, CMPL is a wholly owned subsidiary of a private Australian company, which is an indirect wholly owned subsidiary of Glencore plc. Following the Business Combination, New MAC will be responsible for the internal control environment at CMPL and compliance with all the applicable regulatory requirements.

In connection with the Business Combination we understand that New MAC will implement a number of measures to address material weaknesses which are the result of a lack of accounting and financial reporting personnel with requisite knowledge of and experience in the application of SEC rules and regulations, and the lack of formal documentation in place to assess its financial reporting risks and controls as required under Section 404(a) of the Sarbanes-Oxley Act (“SOX”). New MAC intends to do this by

(i)            hiring accounting and financial personnel with relevant SEC reporting and SOX compliance experience,

(ii)           establishing an internal audit function with SEC reporting and SOX compliance experience, and

(iii)          expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under SEC rules and regulations.

We understand that New MAC expects to remedy the identified material weaknesses following the Closing.

However, implementation of these measures, or the failure to adequately implement these or other measures that may be required, may not fully address the material weaknesses identified in CMPL’s internal control over financial reporting and New MAC may not be successful in remediating the material weaknesses. Failure to correct the material weaknesses or failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in CMPL’s or New MAC’s respective financial statements and impair New MAC’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Overview

CMPL owns and operates the CSA Mine in western New South Wales, Australia. The CSA Mine is an established, high grade, producing, underground copper mine, with current Ore Reserves supporting approximately six and half years of operation in 2022, the CSA Mine produced approximately 37.3 kilotons (“kt”) of copper and 445.8 thousand ounces (“koz”) of silver and sold 38.1kt at an all-in sustaining cash cost (“AISC”), after by-product credits of $3.36 per pound (“lb”) of copper. The Unaudited Pro Forma Condensed Combined Statements of Comprehensive Income indicate the adjustment for the costs associated with the new Offtake Agreement under Transaction Adjustments. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information. AISC is a non-GAAP financial measure; please see “— Non-GAAP Financial Measures.”

Based upon our operational footprint, we believe the CSA Mine has low political and economic risk compared to other mines located in other parts of the world. Our operating and strategic framework is based on expanding our production and locating and developing new mineral resources in a safe and responsible manner.

Our current business strategy is to focus our financial and human resources in the following areas:

•	Rapidly responding to the threats from the COVID-19 pandemic to protect our workforce, operations and communities while maintaining liquidity;

•	Operating our properties safely, in an environmentally responsible and cost-effective manner;

•	Maintaining and investing in exploration and pre-development projects in the vicinities of the CSA Mine;

•	Improving operations at the CSA Mine, which includes incurring costs for new technologies and equipment;

•	Expanding our Proven and Probable Ore Reserves, Identified Mineral Resources and production capacity at the CSA Mine;

•	Conducting our business with financial stewardship to preserve our financial position in varying metals price and operational environments; and

•	Continuing to seek opportunities to acquire and invest in mining and exploration properties and companies.

We strive to achieve excellent mine safety and health performance. We seek to implement this goal by (i) applying appropriate risk management processes and procedures, (ii) training employees in safe work practices, (iii) establishing, following and improving safety standards, and (iv) investigating accidents, incidents and losses to avoid recurrence and involving employees in the establishment of safety standards. We seek to implement reasonable best practices with respect to mine safety and emergency preparedness.

2023 Highlights for the three months ended March 31, 2023

Operational:

•	Produced 8.7kt of payable copper and 100.1 thousand ounces (“koz”) of payable silver.

•	Continued our trend of strong safety performance, our Total Reportable Injury Frequency Rate (“TRIFR”) for the three months ended March 31, 2023, was 10.4 per million work hours. While a considerable reduction and below NSW industry average, there remains opportunity for improvements.

•	Completion of new refrigeration plant. Upgrades to Shaft 1 and 2 refrigeration infrastructure and cut over of newly installed transformer complete.

•	Second Mill replacement underway scheduled for completion in May 2023.

Financial:

•	Reported sales of products of $65.2 million.

•	Generated $30.6 million in net cash provided by operating activities.

•	Made cash capital expenditures (excluding lease additions and other non-cash items) of approximately $22.0 million.

•	Spent $1.7 million on infill drilling for the three months ended March 31, 2023.

2022 Highlights

Operational:

•	Produced 37.3kt of payable copper and 445.8 thousand ounces (“koz”) of payable silver.

•	Continued our trend of strong safety performance, our Total Reportable Injury Frequency Rate (“TRIFR”) for the three months ended March 31, 2022 was 8.1 per million work hours, a significant reduction from the 2021 TRIFR of 19.9 per million work hours. While a considerable reduction and below NSW industry average, there remains opportunity for improvements.

•	Completion of Primary Ventilation fans and substantially completed new refrigeration plant. Minor works remaining on upgrades to Shaft 1 and 2 refrigeration infrastructure and cut over of newly installed transformer to be completed in coming months.

•	One Mill replaced and operating at target rates without issue. Second Mill scheduled for replacement in the second quarter of 2023.

Financial:

•	Reported sales of products of $219.7 million.

•	Generated $54.5 million in net cash provided by operating activities.

•	Made cash capital expenditures (excluding lease additions and other non-cash items) of approximately $66.3 million.

•	Spent $6.6 million on infill drilling.

Significant Factors Affecting our Results of Operations

Metal Prices

Metals prices can be volatile and are influenced by a number of factors beyond our control (except on a limited basis through the use of derivative contracts). The average LME copper prices decreased over the latter half of 2022 and Quarter 1 2023. The realized prices reflect the impact of the existing offtake agreement between CMPL and Glencore International AG, a related party. LBMA Silver prices followed the same trend as LME copper prices with the realized silver price representing the impact of the offtake agreement. The comparative average prices for the two years ended 31 December and three months ended 31 March are presented below:

		Three months ended March 31		Year ended December 31
		2023	2022	2022	2021
Copper
- LME Final Cash Buyer	$/lb	$4.05	$4.53	$4.00	$4.23
- Realized Price	$/lb	$3.05	$3.50	$2.51	$3.15

Silver
- LBMA PM Fix	$/oz	$22.89	$23.94	$21.79	$25.17
- Realized Price	$/oz	$24.13	$23.94	$20.19	$32.28

While MAC management believes longer-term global economic and industrial trends could result in continued demand for the metals the CSA Mine produces, prices have been volatile and there can be no assurance that current prices will continue or increase. Volatility in global financial markets and other factors can pose a significant challenge to New MAC’s ability to access credit and equity markets, should we need to do so, and to predict sales prices for the CSA Mine’s products.

Environmental

Another challenge for us is the risk associated with environmental litigation, ongoing reclamation activities and changes to environmental laws and regulations. It is possible that our estimate of these liabilities (and our ability to estimate liabilities in general) may change in the future, affecting our strategic plans and the value of our business. The estimate of our environmental liabilities and liquidity needs, as well as our strategic plans, may be significantly impacted as a result of these matters or new matters that may arise. While we are not currently subject to any material environmental litigation, we strive to ensure that our activities are conducted in material compliance with applicable laws and regulations and attempt to resolve environmental litigation on terms as favorable to us as possible.

Non-GAAP Financial Measures

This filing presents the non-GAAP financial measures (i) Cash Cost, After By- product Credits, (ii) AISC, After By-product Credits, and (iii) free cash flow for the Company for the three months ended March 31, 2023 and 2022 and the years ended December 31, 2022 and 2021 for the convenience of the investors. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that excludes or includes amounts that would not be adjusted in the most comparable GAAP measure.

We use these non-GAAP financial measures for decision-making purposes and to assess our financial and operating performance and our liquidity position, to generate future operating plans and make strategic decisions regarding the allocation of capital. We believe that the disclosure of our non-GAAP measures provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Additionally, we believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of results of operations. The non- GAAP financial measures described in this filing are not a substitute for the IFRS measures of earnings. Additionally, our calculations of these non-GAAP financial measures may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.

Cash Cost, After By-product Credits, per pound and AISC, After By-product Credits, per pound are measures developed by metals companies in an effort to provide a uniform standard for comparison purposes. Cash Cost, After By-product Credits, per pound is an important operating statistic that we utilize to measure the mine’s operating performance. We use AISC, After By-product Credits, per pound as a measure of our mine’s net cash flow after costs for exploration, pre-development, reclamation, and sustaining capital. This is similar to the Cash Cost, After By-product Credits, per pound non-GAAP measure we report, but also includes on-site exploration, reclamation, and sustaining capital costs. Current GAAP measures used in the mining industry, such as cost of goods sold, do not capture all the expenditures incurred to discover, develop and sustain copper production. Cash Cost, After By-product Credits, per pound and AISC, After By-product Credits, per pound also allow us to benchmark the performance of the CSA Mine versus those of our competitors. The calculation of AISC, After By-product Credits, per pound includes corporate costs for general and administrative expense and sustaining exploration and capital costs. Our primary economic product is copper, with minor silver revenues and, accordingly, we treat silver as by- product revenue when calculating ASIC.

In addition to the uses described above, Cash Cost, After By-product Credits, per pound and AISC, After By-product Credits, per pound provide management and investors an indication of operating cash flow, after consideration of the average price received from production. We also use these measurements for the comparative monitoring of performance of our mining operations period-to-period from a cash flow perspective.

The table below presents reconciliations between the most directly comparable measure for Cash Cost, After By-product Credits and AISC, After By-product Credits for the periods shown.

		Three months ended March 31		Year ended December 31
		2023	2022	2022	2021
Cost of goods sold		$51,749	$44,558	$189,496	$190,150
Depreciation and amortization		(11,721)	(11,950)	(51,529)	(52,321)
Cash Cost of goods sold		40,028	32,608	137,967	137,829
Treatment and Refining Costs		19,058	23,123	68,112	82,939
Distribution and selling expenses		3,275	4,778	17,246	15,195
Cash Cost, Before By-product Credits		$62,361	$60,509	$223,325	$235,963
Sustaining capital		22,035	19,392	66,273	32,068
General and administrative		299	246	1,230	1,473
AISC, Before By-product Credits		$84,695	$80,147	$290,828	$269,504
Less By-product Credits
Silver		(2,570)	(2,736)	(8,553)	(12,707)
AISC, After By-product Credits		$82,125	$77,411	$282,275	$256,797

Cash Cost, After By-Product Credits		$59,791	$57,773	$214,772	$223,256

Denominator
Payable Copper Tonnes Sold	kt	9.31	9.57	38.13	37.57

Cash Cost, Before By-product Credits	$/lb	$3.04	$2.87	$2.66	$2.85
AISC, Before By-product Credits	$/lb	$4.13	$3.80	$3.46	$3.25
Cash Cost, After By-product Credits	$/lb	$2.91	$2.74	$2.55	$2.70
AISC, After By-product Credits	$/lb	$4.00	$3.67	$3.36	$3.10

Free cash flow is defined as net cash provided by operating activities less additions to property, plant, equipment and mineral interests. This measure, which is used internally to evaluate CMPL’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to evaluate CMPL’s underlying performance.

The following table provides a reconciliation of free cash flow from continuing operations for the periods shown:

	Three months ended March 31		Year ended December 31
	2023	2022	2022	2021
Net cash generated by operating activities	$30,628	$31,448	$54,547	$87,819
Less Purchase of property, plant and equipment and intangibles	(22,035)	(19,392)	(66,273)	(32,068)
Free cash flow	$8,593	$12,056	$(11,726)	$55,751

Critical Accounting Policies and Estimates

The Critical Accounting Policies and Estimates are consistent with the disclosure presented in the Registration Statement.

Recent Accounting Pronouncements

For information about recent accounting pronouncements that will apply to us in the near future, see Note 2 to our historical audited annual financial statements as of and for the years ended December 31, 2022, 2021 and 2020, included in the Registration Statement.

Results of Operations

Three Months ended March 31, 2023, compared to the Three Months ended March 31, 2022

	Three months ended March 31
	2023	2022	Variance	%
Revenues	$65,227	$76,516	$(11,289)	-15%
Cost of goods sold	(51,749)	(44,558)	(7,191)	-16%
Gross Profit	$13,478	$31,958	$(18,480)	-58%
Operating expenses
Distribution and selling expenses	(3,275)	(4,778)	1,503	31%
Administrative expenses	(299)	(246)	(53)	-22%
Operating income	$9,904	$26,934	$(17,030)	-63%
Net foreign exchange gains/(losses)	(672)	(253)	(419)	166%
Finance income	4	-	4	NA
Finance costs	(153)	(169)	16	9%
Profit before income taxes	$9,083	$26,512	$(17,429)	-66%
Income tax (expense)/benefit	(3,981)	(12,973)	8,992	-69%
(Loss)/Profit for the year	$5,102	$13,539	$(8,437)	-62%

Revenues

Revenues for the three months ended March 31, 2023, were $65.2 million, a decrease of $11.3 million, or 15%, as compared to $76.5 million for the three months ended March 31, 2022. The following table shows sales of products by metal for the three months ended March 31, 2023 and 2022, and the approximate variances attributed to differences in metals prices and sales volumes:

	Three months ended March 31
	2023	2022	%	Price	Volume
Copper	$62,657	$73,780	-15%	-13%	-3%
Silver	2,570	2,736	-6%	-1%	-7%
Total	$65,227	$76,516	-15%

Average realized prices typically differ from average market prices primarily because concentrate sales are generally provisionally recorded as revenues at the time of shipment at prevailing spot prices on the date title transfers. Due to the time elapsed between shipment of concentrates and final settlement with the customers, we must estimate the prices at which sales of our metals will be settled. In addition, under the new Offtake Agreement that will be entered into in connection with the closing of the Business Combination, GIAG’s election of a quotational period may affect the final price. Previously recorded sales are adjusted to estimated settlement metals prices each period through final settlement. For three months ended March 31, 2023, we recorded net positive price adjustments to provisional settlements of $1.1 million. For the period ended March 31, 2022, we recorded net positive price adjustments to provisional settlements of $2.2 million. The price adjustments relate to copper and silver contained in our concentrate shipments. Realized prices are calculated by dividing gross revenues for each metal by the payable quantities of each metal included in concentrate shipped during the period.

Total metals production and sales volumes for each period are shown in the following table:

		Three months ended March 31
		2023	2022
Copper
Tonnes produced	kt	8.69	9.25
Tonnes sold	kt	9.31	9.57

Silver
Ounces produced	koz	100.09	111.26
Ounces sold	koz	106.50	114.29

The difference between what we report as “tonnes/ounces produced” and “payable tonnes/ounces sold” is attributable to the difference between the quantities of metals contained in our products versus the portion of those metals actually paid for by GIAG. Differences can also arise from inventory changes incidental to shipping schedules, or variances in ore grades which impact the volume of metals contained in concentrates produced and sold.

Operations at the CSA Mine are mine constrained, with the processing plant having a capacity well above the recent mine production levels. As such, the limiting factor on copper production is the ability of the mine to deliver more or less ore from the underground workings.

Ore production from the mine was negatively impacted for the three months ended March 31, 2023, relative to the three months ended March 31, 2022, due to the following factors:

•	Aging production trucking fleet contributed to considerable down time of the fleet and reduction in ore and waste movement. Three of the old trucks have since been replaced with a further two on order.

•	Unexpected underbreak of stopes, delaying the production of approximately 20,000 ore tonnes. The extraction of these ore tonnes is a timing issue only and will be recoverable in subsequent periods.

•	Paste plant volume was compromised due to cement delivery reduced by NSW flooding and 3rd party labour for transport. Downtime of the paste plant delayed ground support for mined stopes to access remaining parts of the orebody.

•	Staff attrition remained at 23.2%, resulting in a vacancy rate of 8%. The mining technical services group was particularly impacted resulting in some delays to release of stope design and consequently ore extraction. The labour impact is attributable to a combination of a significant pick up in mining activity regionally (and thus alternative employment opportunities), the extended mine sale process and changes in work force make up. A high turnover rate requires training of new employees and a loss of continuity and historical knowledge that, together with a relatively high workforce vacancy rate, typically is negative for production rates.

•	During 2022, major capital projects continued. These projects redirected resources away from short term ore production in order to focus on future support infrastructure for the mine. These include the major ventilation and cooling projects and associated electrical substation upgrade, as well as the replacement of two grinding mills in 2022 and 2023. Relatively few major capital projects were underway in 2020 and the focus was able to be directed entirely towards the short-term production goals going forward into 2023 there are no major capital projects following the replacement of the second Mill in the second quarter of 2023.

Cost of Goods Sold

Cost of goods sold for the three months ended March 31, 2023, was $51.7 million, an increase of $7.1 million, compared to $44.6 million for the three months ended March 31, 2022. However, costs in Australian dollars increased due to higher input costs from power, contract labour, consumables and fuel and was partially offset by a weakening Australian dollar of approximately 5.8% (68c average in Q1 2023 compared to 72c average in Q1 2022). A significant majority of our costs are incurred in Australian dollars.

Gross Profit

Gross profit for the three months ended March 31, 2023, was $13.5 million, a decrease of $18.5 million, or 58%, compared to $32.0 million for the three months ended March 31, 2022. The decrease was predominantly driven by a decrease in realized copper prices of $0.60/lb or 13% and an increase in operating costs and costs of goods sold of 16%. Copper prices decreased over the period as a result of suppressed demand for copper due to China’s ZERO-COVID policy while the world economy experienced rapid and high inflation.

Copper sales volumes decreased by 5% largely due to lower ore production in the three months ended March 31, 2023, compared to March 31, 2022.

Operating Expenses

Operating expenses for the three months ended March 31, 2023, were $3.6 million compared to $5.0 million for the three months ended March 31, 2022, a decrease of $1.4 million. This decrease was primarily driven by:

•	Decrease in distribution and selling expenses of $1.5 million in 2023 compared to $4.8 million in 2022. The decreased distribution expenses relate to a decreased freight rate in 2023 as logistics services were impacted by unseasonal flooding in Q1 2022. NSW Government royalties also decreased in 2023 as a result of lower realized metal prices in the three months ended March 31, 2023, compared to the same period in 2022; and

•	Slightly offset by an increase in administration expenses of $0.3 million in 2023 compared to $0.25 million in 2022, as a result of increased corporate overhead charges during 2023.

Income Taxes

Income tax expense for the three months ended March 31, 2023, was $4.0 million, a 69% decrease from the income tax expense of $13.0 million for the three months ended March 31, 2022. The change was primarily driven by reduced taxable income in 2023 compared to 2022 and a reduction in the provision relating to the uncertain tax position around a transfer pricing dispute with the Australian Taxation Office of $3.8 million.

Year Ended December 31, 2022, compared to the Year Ended December 31, 2021

The following table sets forth our income statement data for the periods presented:

	Year ended December 31
	2022	2021	Variance	%
Revenues	$219,705	$273,380	$(53,675)	-20%
Cost of goods sold	(189,496)	(190,150)	654	0%
Gross Profit	$30,209	$83,230	$(53,021)	-64%
Operating expenses
Distribution and selling expenses	(17,246)	(15,195)	(2,051)	-13%
Administrative expenses	(1,230)	(1,473)	243	16%
Operating income	$11,733	$66,562	$(54,829)	-82%
Net foreign exchange gains/(losses)	(453)	401	(854)	-213%
Finance income	6	3	3	100%
Finance costs	(930)	(530)	(400)	-75%
Profit before income taxes	$10,356	$66,436	$(56,080)	-84%
Income tax (expense)/benefit	(15,715)	100,059	(115,774)	-116%
(Loss)/Profit for the year	$(5,359)	$166,495	$(171,854)	-103%

Revenues

Revenues for the year ended December 31, 2022, were $219.7 million, a decrease of $53.7 million, or 20%, as compared to $273.4 million for the year ended December 31, 2021. The following table shows sales of products by metal for the years ended December 31, 2022, and 2021, and the approximate variances attributed to differences in metals prices and sales volumes:

	Year ended December 31
	2022	2021	%	Price	Volume
Copper	$211,152	$260,673	-19%	-20%	1%
Silver	8,553	$12,707	-33%	-37%	8%
Total	$219,705	$273,380	-20%

Average realized prices typically differ from average market prices primarily because concentrate sales are generally provisionally recorded as revenues at the time of shipment at prevailing spot prices on the date title transfers. Due to the time elapsed between shipment of concentrates and final settlement with the customers, we must estimate the prices at which sales of our metals will be settled. In addition, under the new Offtake Agreement that will be entered into in connection with the closing of the Business Combination, GIAG’s selection of a quotational period may affect the final price. Previously recorded sales are adjusted to estimated settlement metals prices each period through final settlement. For 2022, we recorded net positive price adjustments to provisional settlements of $0.6 million. For 2021, we recorded net positive price adjustments to provisional settlements of $7.0 million. For 2020, we recorded net negative price adjustments to provisional settlements of $1.8 million. The price adjustments relate to copper and silver contained in our concentrate shipments. Realized prices are calculated by dividing gross revenues for each metal by the payable quantities of each metal included in concentrate shipped during the period.

Total metals production and sales volumes for each period are shown in the following table:

		Year ended December 31
		2022	2021
Copper
Tonnes produced	kt	37.28	40.53
Tonnes sold	kt	38.13	37.57

Silver
Ounces produced	koz	445.81	459.28
Ounces sold	koz	423.72	393.67

The difference between what we report as “tonnes/ounces produced” and “payable tonnes/ounces sold” is attributable to the difference between the quantities of metals contained in our products versus the portion of those metals actually paid for by GIAG. Differences can also arise from inventory changes incidental to shipping schedules, or variances in ore grades which impact the volume of metals contained in concentrates produced and sold.

Operations at the CSA Mine are mine constrained, with the processing plant having a capacity well above the recent mine production levels. As such, the limiting factor on copper production is the ability of the mine to deliver more or less ore from the underground workings.

Ore production from the mine was negatively impacted in 2022 relative to 2021 by the following factors:

•	COVID-19-related absenteeism experienced in 2021 continued to lessor extend in 2022, however well above typical levels of unplanned absences.

•	The ability to mine ore in an underground mine is highly dependent on the mine development ahead of the working areas (“Developed State”). During 2022, the Developed State of the CSA Mine was negatively impacted by a lower than planned development advance rate, with 4,746 meters of development compared to a budget of 5,289 meters. While still below budget development improved by 12% from 2021. Changes in mine sequences in 2022 mitigate the impact of this shortfall.

•	Production drilling is required to prepare ore mining areas for blasting and underperformance in production drilling will thus have a direct impact on ore mined. Production drilling of 90,450 metres in 2022 was 28% lower than budget and 5% lower than 2021 as a result of lower than expected mine development, which resulted in insufficient locations for production drilling equipment to operate.

•	Staff attrition remained at high levels experienced in 2021 at 31.6%. This is attributable to a combination of a significant pick up in mining activity regionally (and thus alternative employment opportunities), the extended mine sale process and changes in work force make up. A high turnover rate requires training of new employees and a loss of continuity and historical knowledge that, together with a relatively high workforce vacancy rate, typically is negative for production rates.

•	During 2022, major capital projects continued. These projects redirected resources away from short term production in order to support long term production. These include the major ventilation and cooling projects and associated electrical substation upgrade, as well as the replacement of two grinding mills scheduled for 2022 and 2023.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2022, was $189.5 million, a decrease of $0.7 million, which is mostly in line with the $190.2 million for the year ended December 31, 2021. However, costs in Australian dollars increased and was largely offset by a weakening Australian dollar of approximately 7.6% (69c average in 2022 compared to 75c average in 2021). A significant majority of our costs are incurred in Australian dollars.

Gross Profit

Gross profit for the year ended December 31, 2022, was $30.2 million, a decrease of $53.0 million, or 64%, compared to $83.2 million for the year ended December 31, 2021. The decrease was predominantly driven by depressed copper prices, which decreased by approximately 20% over the period. Copper prices decreased over the period as a result of suppressed demand for copper due to China’s ZERO-COVID policy while the world economy experienced rapid and high inflation.

The decrease in price was marginally offset by a 1% increase in copper sales volume.

Operating Expenses

Operating expenses for the year ended December 31, 2022, were $18.5 million compared to $16.7 million in 2021, an increase of $1.8 million. This increase was primarily driven by:

•	increased distribution and selling expenses of $17.2 million in 2022 compared to $15.2 million in 2021, despite lower concentrate volumes sold of 147,668 dry metric tonnes in 2022 compared to 153,791 dry metric tonnes in 2021. The increased distribution expenses relate to an increased freight rate as logistics pipelines struggled to ramp up with pre-COVID levels of demand; and

•	reduced administration expenses of $1.2 million in 2022 compared to $1.5 million in 2021, as a result of reduced corporate overhead charges during 2022.

Income Taxes

Income tax expense for the year ended December 31, 2022, was $15.7 million, a 116% increase from the income tax benefit of $100.1 million in 2021. The change was primarily driven by an additional provision of $12.4 million in 2022 relating to the uncertain tax position around a transfer pricing dispute with the Australian Taxation Office, which was reversed in 2021.

Liquidity and Capital Resources

As at March 31, 2023, and March 31, 2022, we had $0.4 million and $0.8 million respectively, in cash and cash equivalents. The relatively low cash balance is as a result of CMPL being a wholly owned subsidiary of GAH which has a group cash sweep policy in place and cash managed by Glencore plc’s local treasury function. While part of the Glencore group, CMPL has a facility agreement in place with GAH, which provides liquidity to CMPL on an as needed basis. Proceeds from concentrate sales are swept to GAH and cash calls are funded by GAH in the relevant currency as required. See “— Indebtedness.” We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

Following the closing of the Business Combination, New MAC expects to fund its operations through a combination of currently available cash and cash equivalents, cash flows from operating activities and the Debt Facilities. Please see “Certain Agreements Related to the Business Combination” for more information.

Cash Flows

The following table shows the generation and use of cash for the periods indicated:

	Three months ended March 31		Year ended December 31
	2023	2022	2022	2021
Net cash generated by operating activities	$30,628	$31,448	$54,547	$87,819
Net cash used in investing activities	(22,035)	(19,392)	(66,273)	(32,068)
Net cash generated used in financing activities	(9,373)	(11,365)	13,000	(55,939)
Increase/(decrease) in cash and cash equivalents	$(780)	$691	$1,274	$(188)

Operating Activities

Net cash generated by operating activities for the three months ended March 31, 2023, was $30.6 million, a decrease of $0.8 million, or 3%, as compared to $31.4 million for the three months ended March 31, 2022. This increase was primarily driven by a decrease in commodity pricing during the three months.

Net cash generated by operating activities for the year ended December 31, 2022, was $54.5 million, a decrease of $33.3 million, or 38%, as compared to $87.8 million for the year ended December 31, 2021. This decrease was primarily driven by depressed commodity pricing during the year, partially offset by a decrease in working capital.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2023, was $22.0 million, an increase of $2.6 million, or 14%, as compared to $19.4 million for the three months ended March 31, 2022. This increase was primarily driven by increase in purchase of PPE required in Q1 2023.

Net cash used in investing activities for the year ended December 31, 2022, was $66.3 million, an increase of $34.2 million, or 107%, as compared to $32.1 million for the year ended December 31, 2021. This increase was primarily driven by a number of major capital projects in 2022 — most notably the ventilation upgrade project and the replacement of the shell of one of the three mills.

Financing Activities

Net cash used in financing activities for the three months ended March 31, 2023, was $9.4 million, a decrease of $2.0 million, or 18%, as compared to net cash used in financing activities of $11.4 million for the three months ended March 31, 2022. This decrease was primarily driven by transfers being made to the Glencore group.

Net cash generated by financing activities for the year ended December 31, 2022, was $13.0 million, an increase of $68.9 million, or 123%, as compared to net cash used in financing activities of $55.9 million for the year ended December 31, 2021. This increase was primarily driven by transfers being made from the Glencore group to manage working capital.

Indebtedness

CMPL did not have any third-party debt as of March 31, 2023, March 31, 2022, December 31, 2022, or December 31, 2021. As of March 31, 2023, CMPL management has determined that it has access to adequate resources to continue to pay debts as and when they are due and payable for the succeeding 12 months. As part of the Glencore group, CMPL currently has access to (and will have access to prior to Closing) liquidity through intercompany facilities with Glencore’s Australian treasury function. Proceeds from the sale of copper concentrate are swept to GAH and GAH funds cash calls to CMPL as and when required. CMPL leases several assets including buildings and plant and equipment. As of March 31, 2023 and December 31, 2022, the present value of these leases were $0.64 million and $0.98 million, respectively.

Contractual Obligations, Contingent Liabilities and Commitments

The table below presents our fixed, non-cancellable contractual obligations and commitments primarily related to outstanding purchase orders and certain capital expenditures and lease arrangements as of March 31, 2023:

	Payment due by Period
	Total	<1 year	1-3 years	3-5 years	>5 years
Ventilation upgrade	$3,096,218	$3,096,218	$-	$-	$-
Heavy truck refurbishment	478,000	478,000	-	-	-
Mill shell replacement	4,315,971	4,315,971	-	-	-
Other	7,313,759	7,131,648	182,111	-	-
Total	$15,203,948	$15,021,837	$182,111	$-	$-

Capital Expenditures

For the three months ended March 31, 2023, cash capital expenditures amounted to $22.0 million with only $11.7 million incurred for the period. The three largest costs consisting of heavy vehicle equipment purchases and refurbishments, geological drilling and capitalized development activities.

For the year ended December 31, 2022, cash capital expenditures amounted to $66.3 million with $77.8 million incurred, with the three largest costs consisting of ventilation and cooling upgrade, geological drilling and capitalized development activities.

As of December 31, 2022, we had prospective capital commitments of approximately $15.8 million, consisting primarily of ventilation and cooling upgrade, heavy truck refurbishment, and Mill 2 Shell replacement.

For the year ended December 31, 2021, capital expenditures amounted to $32.1 million, with the three largest costs consisting of ventilation and cooling upgrade, geological drilling and capitalized development activities.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2023, March 31, 2022, December 31, 2022, or December 31, 2021.

JOBS Act

Each of MAC and CMPL is, and consequently, following the Business Combination, New MAC will be an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, New MAC will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, and may not be required to, among other things, (i) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. If some investors find New MAC’s securities less attractive as a result, there may be a less active trading market for New MAC’s securities and the prices of New MAC’s securities may be more volatile.

These exemptions will apply for a period of five years following the completion of MAC’s IPO, or until New MAC is no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business, including liquidity risk, and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Foreign Currency Risk

While the majority of our costs are denominated in Australian dollars, we receive revenue primarily in the form of U.S. dollars. A rising Australian dollar will make our costs relatively more expensive in U.S. dollars, which may reduce operating margins and negatively impact cash flows.

A hypothetical 10% change in foreign currency exchange rates on our monetary assets and liabilities would not be material to our financial condition or results of operations. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our financial statements.

While we have not engaged in the hedging of our foreign currency transactions to date, and do not enter into any hedging contracts for trading or speculative purposes, we may in the future hedge selected significant transactions denominated in currencies other than the Australian dollar.

Liquidity Risk

Liquidity risk is the risk that we may not have sufficient cash or other assets to meet our obligations under our financial liabilities on their respective maturity dates. As part of the Glencore group, CMPL has access to liquidity through intercompany facilities with Glencore’s Australian treasury function. Proceeds from the sale of copper concentrate are swept to GAH and GAH funds cash calls to CMPL as and when required. For a presentation of the contractual maturities of our financial obligations, see “— Contractual Obligations, Contingent Liabilities and Commitments.”